Exhibit 4.24

November 1, 2002

KS Biomedix Holdings PLC

42-46 High Street

Esher, Surrey, KT10 9QY

England

Dear Sirs,

The parties hereto entered into the license agreement of even date hereof with respect to “TransMID” (hereinafter referred to as “License Agreement”). During negotiations of the License Agreement, KS Biomedix Holdings plc (“KSB”) informed Sosei Co., Ltd. (“Sosei”) that there are two patents (or patent application in Japan, under which a license is granted to Sosei by KSB in the License Agreement and all commercial terms of the License Agreement have been agreed upon between the parties based on such information with regard to patent protection, but it has turned out later that there is no patent protection at all in Japan that cover “TransMID” per se or the manufacturing process or use or thereof.

As a remedy for this situation of patent protection with respect to “TransMID” in the License Agreement, therefore, the parties hereto agree as follows:

I. KSB agrees to grant to Sosei the right of first refusal for any new and/or additional indications of TransMID (other than those indications already covered by the License Agreement) which KSB will develop from now on and that are available for license in the territory of Japan. For enabling Sosei to determine whether it will take up any such new and/or additional indications of TransMID based on such right of first refusal granted to Sosei hereunder, KSB shall from time to time provide Sosei with all relevant technical information relating to such new and/or additional indications of TransMID until KSB completes Phase II clinical studies in any country of the world.

i) Sosei shall, within six (6) months following its receipt of all relevant technical information, including the results of Phase II clinical studies, relating to such new and/or additional indications of TransMID, inform KSB of its decision of whether or not it will take up any of such new and/or additional indications of TransMID for which KSB has provided Sosei with said technical information.

ii) In the event that Sosei has informed KSB that it will take up any of said new and/or additional indications of TransMID developed by KSB, the new and/or additional indications of TransMlD that Sosei has informed KSB to take up will be automatically included in the License Agreement.

II. KSB grants Sosei an option to acquire exclusive rights and licenses to market, distribute, sell and/or sub-license TransMID for the treatment of brain cancers in Taiwan, the option to be exercised no later than one calendar year from the first grant of marketing authority for TransMID in Japan.

i) Sosei shall be responsible for obtaining regulatory and marketing approval for TransMID in Taiwan and KSB shall provide Sosei with all reasonable assistances.

ii) Terms for royalties payable to KSB for product sales in Taiwan and for the supply of product shall be as detailed in the license agreement.

If the foregoing is acceptable, please sign the duplicate copy of this letter at the space provided below and return it for our file whereupon this letter will constitute a binding agreement between the parties hereto.

With best regards,

Yours sincerely,

/s/ Kenzo Nakajima
Kenzo Nakajima
Executive VP and COO

Agreed and Accepted: KS Biomedix Holdings plc.

By:	/s/
Title:	Director
Date:	1/11/02

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